EX-99.B-77C


SUB-ITEM 77C:  Submission of matters to a vote of securityholders


                          SHAREHOLDER MEETING RESULTS


On March 17, 2006, a special shareholder meeting (Meeting) for Ivy International Growth Fund, a series of Ivy Funds, Inc., a Maryland corporation, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purpose (and with the following results):


Proposal: To approve an Agreement and Plan of Reorganization providing for the sale of all of the assets of Ivy International Growth Fund to, and the assumption of all of the liabilities of the Ivy International Growth Fund by, the Ivy International Fund, a series of Ivy Funds, in exchange for shares of the Ivy International Fund and the distribution of such shares to the shareholders of the Ivy International Growth Fund in complete liquidation of the Ivy International Growth Fund.

     For                 Against             Abstain
     2,826,937.202       127,300.721         259,612.721